Troutman Pepper Hamilton Sanders LLP
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Irvine, CA 92614-2545
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Larry A. Cerutti

larry.cerutti@troutman.com

July 7, 2020

BY EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth and Lilyanna Peyser

Re:	Verb Technology Company, Inc.
Registration Statement on Form S-1
Filed June 9, 2020
File No. 333-239055

Dear Ms. Wirth and Ms. Peyser:

On behalf of Verb Technology Company, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated June 23, 2020 (“Comment Letter”). For ease of reference, the text of the Staff’s comment is reproduced in italics, with the response of the Company immediately following such comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement filed with the Commission on June 9, 2020.

All responses provided herein are based solely on information provided by the Company.

Registration Statement on Form S-1 filed June 9, 2020

Choice of Forum, page 90

1.	We note that your forum selection provision identifies “courts located within the State of Nevada” as the exclusive forum for certain litigation, including any “derivative action.” Please revise to clarify whether “courts located within the State of Nevada” includes both state and federal courts, and whether the provision applies to claims made under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims made under the federal securities laws, please revise to include disclosure regarding the risks or other impacts of the provision on investors, including but not limited to increased costs to bring a claim and the potential discouraging of claims or limitation of investors’ ability to bring claims in judicial forums that they find favorable. Further, if the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

United States Securities and Exchange Commission July 7, 2020 Page 2

Response to Comment 1:

The Company has updated the disclosure to clarify that “courts located within the State of Nevada” includes both state and federal courts. The forum selection provision in the Company’s amended and restated bylaws (the “Bylaws”) does not apply to suits arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has updated the disclosure on pages 20 and 88 of Amendment No. 1 in response to the Staff’s comment and will acknowledge in risk factor disclosure in its future filings that the portion of the Bylaws requiring the courts of the state of Nevada to be the exclusive forum for certain suits would not apply with respect to suits arising under the Securities Act or Exchange Act.

* * *

In connection with this response to the Staff’s Comment Letter, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Sincerely yours,

/s/ Larry A. Cerutti

Larry A. Cerutti

cc:	Rory J. Cutaia, Verb Technology Company, Inc.